

05012051

October 21, 2005

RECEIVED
SEC MAIL PROCESSING
OCT 2 4 2005
WASH. D.C.
SECTION 199

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

SUPPL

LIST

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information		Documents Filed
(a)	Incorporation Documents	
	(i) Yukon	Not Applicable
(b)	Extra-provincial Registration	
	(i) BC	Not Applicable
(c)	Annual Reports	
	(i) Yukon	Not Applicable
	(ii) BC	Not Applicable
(d)	Notices Filed with Registrar of Companies	
	(i) Yukon	Not Applicable
	(ii) BC	Not Applicable
(e)	Annual Audited Financial Statements	
	(i) Yukon	Not Applicable
	(ii) BC	Not Applicable
(f)	Quarterly Interim Financial Statements	
	(i) Yukon	Not Applicable
	(ii) BC	Not Applicable
(g)	Special Resolution	
	(i) Yukon	Not Applicable
	(ii) BC	Not Applicable

PROCESSED
OCT 2 5 2005
THOMSON
FINANCIAL

2. **Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")**

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Interim Financial Statements for three month period ended July 31, 2005 and MD&A & Certificate of CEO and CFO
(d)	News Releases	Not Applicable
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (i) charter documents	Not Applicable

Document Name or Information	Documents Filed

    (ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company

    (iii) any securityholder rights plans or similar plans

    (iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally

    (v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.

	Document Name or Information	Documents Filed
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information	Documents Filed
(a) Exchange Filing Statement	Not Applicable
(b) Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c) Annual Information Form (not mandatory)	Not Applicable
(d) Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Interim Financial Statements for three month period ended July 31, 2005 and MD&A & Certificate of CEO and CFO
(e) News Releases	Not Applicable
(f) Form 51-102F3, Material Change Report	Not Applicable
(g) Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h) Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i) Prospectus	Not Applicable
(j) Amendment to Prospectus	Not Applicable
(k) Takeover Bid Circular	Not Applicable
(l) Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m) Issuer Bid Circular	Not Applicable
(n) Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o) Initial Acquisition Report	Not Applicable
(p) Subsequent Acquisition Reports	Not Applicable
(q) Notice of Intention to Sell by a Control Person	Not Applicable
(r) Notice of Dividends	Not Applicable
(s) Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable

Document Name or Information		Documents Filed
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. **Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)**

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Interim Financial Statements for three month period ended July 31, 2005 and MD&A & Certificate of CEO and CFO
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable



GTECH INTERNATIONAL RESOURCES LIMITED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED

JULY 31, 2005

THESE UNAUDITED INTERIM FINANCIAL STATEMENTS
HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEET AS AT JULY 31, 2005
(UNAUDITED)

	July 31, 2005 $	April 30, 2005 $
Assets		
Current Assets		
Cash	520,885	518,486
Sundry debtors	-	-
Total Current Assets	520,885	518,486
Total Assets	520,885	518,486
Liabilities and Shareholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	7,024	4,456
Total Liabilities	7,024	4,456
Shareholders' Equity		
Authorised capital – unlimited number of common shares without par value		
Issued capital – 5,168,167 shares	4,852,410	4,852,410
Deficit	(4,338,549)	(4,338,380)
Total Shareholders' Equity	513,861	514,030
Total Liabilities and Shareholders' Equity	520,885	518,486

Original approved by the Directors

"Mervyn Jacobson"

DR. MERVYN JACOBSON
Chairman, Director and CEO

"Thomas G. Howitt"

MR. THOMAS G. HOWITT
President, Director, Secretary and CFO

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2005
(UNAUDITED)

	Three-month period ended	
	July 31, 2005	July 31, 2004
	$	$
Revenue		
Interest received	2,521	2,271
Total revenue	2,521	2,271
Expenses		
Audit and legal fees	-	2,995
Office, stock exchange fees and shareholder communications	2,690	5,098
Project generation	-	-
Total expenses	2,690	8,093
Net profit/(loss) for the period	(169)	(5,822)
Deficit at the beginning of the period	(4,338,380)	(4,315,209)
Deficit at the end of the period	(4,338,549)	(4,321,031)
Earnings/(loss) per share (cents per share)	(0.003)	(0.116)

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2005
(UNAUDITED)

	Three-month period ended	
	July 31, 2005	July 31, 2004
	$	$
Cash provided by/(used in) operating activities		
Net profit/(loss)	(169)	(5,822)
Items not affecting cash		
None	-	-
Changes in non-cash working capital		
Sundry debtors	-	(21)
Accounts payable and accrued liabilities	2,568	1,303
Investing activities		
None	-	-
Financing activities		
None	-	-
Net increase/(decrease) in cash held	2,399	(4,540)
Cash at the beginning of period	518,486	508,469
Cash at the end of period	520,885	503,929

4

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2005
(UNAUDITED)

1. Nature and continuance of operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

The Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating opportunities in the biotechnology field.

2. Significant accounting policies

(a) Mineral properties and deferred costs

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

(c) Stock option plan

Options are granted periodically by the Directors under the Company's stock option plan. The Company has elected to apply the fair value method of accounting for stock options on a prospective basis and, accordingly, the fair value of stock options granted is calculated using a Black-Scholes option-pricing model and included as an administrative expense.

(d) Income taxes

Effective from January 1, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

The implementation of the new recommendation, which was applied retroactively, has had no effect on these consolidated financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS (cont.)
FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2005
(UNAUDITED)

2. Significant accounting policies (cont.)

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

(f) Investment

The Company's investments are carried at cost and are considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is an aggregate loss in value that is other than temporary, defined as existing over two consecutive year ends, the component loss investments are written-down to their estimated market values.

3. Exploration agreements

CANADA; YUKON TERRITORY

Aurex Property - Mayo Mining District

The Company had a 100% interest in this property, consisting of 155 mineral claims. On August 16, 2001, the Company agreed with Expatriate Resources Limited (Expatriate) to accept $84,000, to be paid by the issue of 600,000 common shares in Expatriate, as final settlement for the sale of the property. Gtech International Resources Limited retains a 1.5% royalty on the project which Expatriate may purchase from the Company for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company owned 69 mineral claims, which it sold to ATAC Resources Limited (ATAC), a Canadian public company, on January 16, 2002. The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

4. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited, an Australian public company listed on the Australian Stock Exchange (code: GTG) and NASDAQ National Market (ticker: GENE). GTG owns 3,918,499 shares of the Company representing 75.82% of the Company's issued shares. There were no related party transactions during the period under review.

6

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS (cont.)
FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2005
(UNAUDITED)

5. Share capital

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount
Balance as at July 31, 2005	5,168,167	$4,852,410
Balance as at April 30, 2005	5,168,167	$4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
130,000	$0.38	May 22, 2006

Subsequent to balance date, a total of 200,000 options were issued to two Directors of the Company. Each option entitles the holder to acquire one common share in the Company at a price of $0.45 at any time up to, and including, August 26, 2010, subject to certain vesting conditions.

Summary of warrants outstanding

As at July 31, 2005, there were no warrants outstanding.

6. Earnings/(loss) per share

Earnings/(loss) per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

7. Subsequent events

On August 26, 2005, a total of 200,000 options were issued to two Directors of the Company. Each option entitles the holder to acquire one common share in the Company at a price of $0.45 at any time up to, and including, August 26, 2010, subject to certain vesting conditions. Apart from this matter, there have been no significant events since the end of the period under review.

8. Segmented information

As at July 31, 2005, all of the Company's assets, amounting to $520,885 (2004: $503,929), were located in Canada. The revenue earned by the Company during the three-month period ended July 31, 2005 was interest received of $2,521 (2004: $2,271) and was earned in Canada.

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

Management Discussion and Analysis
(Form 51-102F1)

For the three-month period ended July 31, 2005

Information current as at September 22, 2005, unless otherwise stated

The following discussion of the results and financial position of the Company for the three-month period ended July 31, 2005 and 2004 should be read in conjunction with the information provided in the Company's unaudited financial statements for the period ended July 31, 2005 and 2004 (the "Financial Statements"). Unless otherwise noted, all currency amounts contained in this Discussion and Analysis and in the Financial Statements are stated in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted auditing standards.

Description of Business

The Company has previously announced that it had decided to focus its activities on identifying a new biotechnology opportunity for the Company to acquire. The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the vast majority of its assets in the form of cash deposits.

The Directors anticipate that, once they have identified a suitable biotechnology project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable biotechnology project identified and approved by shareholders, further placements will be made to raise additional funds for the project.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Expatriate Resources Limited may purchase at any time for $1,000,000.

Results from operations

The Company reported a net loss for the three-month period ended July 31, 2005 of $169, compared to a net loss of $5,822 for the three-month period ended July 31, 2004. Total expenses for the three-month period ended July 31, 2005 were $2,690, compared to the three-month period ended July 31, 2004 of $8,093. There were no costs incurred during the period under review in relation to identifying biotechnology opportunities for the Company as stated in the Description of Business section of this Report. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

Revenue for the three-month period ended July 31, 2005 consisted of interest received of $2,521 compared to the previous corresponding period of $2,271.

Accounting policies

Accounting Policies are listed in Note 2 of the Financial Statements of the Company as at July 31, 2005.

Changes in accounting policies

There were no changes in accounting policies during the period under review.

Summary of quarterly results

The following is a comparison of revenue and earnings for the previous 8 quarters ending with July 31, 2005. Financial information is prepared according to Canadian GAAP and is reported in Canadian dollars.

Quarter ended	Total revenues $	Net profit/(loss)[1] $	Net profit/(loss) per share $
July 31, 2005	2,521	(169)	(0.000)
April 30, 2005	2,434	(14,550)	(0.002)
January 31, 2005	2,441	(1,797)	(0.003)
October 31, 2004	2,350	(10,499)	(0.002)
July 31, 2004	2,271	(5,821)	(0.001)
April 30, 2004	2,531	(5,798)	(0.001)
January 31, 2004	110,016	110,810	0.0220
October 31, 2003	55,325	34,815	0.0069

Note: Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2003, 2004 and 2005. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity

As at July 31, 2005, the Company had cash on hand of $520,885 (April 30, 2005: $518,486), which is sufficient to meet its obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital. The Company's parent, Genetic Technologies Limited, has indicated its willingness to subscribe for additional shares in the capital of the Company should the need for additional capital be required.

Directors and Officers

Dr. Mervyn Jacobson	Chairman, Director and CEO
Mr. Thomas G. Howitt	President, Director, Secretary and CFO
Mr. Fred Bart	Director
Ms. Elizabeth Sy	Director

The Company is dependent on a small number of key Directors and Officers. Loss of any of those persons could have an adverse affect on the Company. The Company does not maintain "key-man" insurance with respect to any of its management.

Transactions with related parties

There were no transactions with related parties during the period under review.

General and administrative

During the three-month period ended July 31, 2005, $2,690 (July 31, 2004: $8,093) was spent on general and administrative expenses.

Other information

No external investor relations activities were carried out during the period under review. The Company maintains a web site at http://www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Outstanding share data as at date of the Report

Authorized
Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount
Balance as at July 31, 2005	5,168,167	$4,852,410
Balance as at April 30, 2005	5,168,167	$4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
130,000	$0.38	22 May 2006

Subsequent to balance date, a total of 200,000 options were issued to two Directors of the Company. Each option entitles the holder to acquire one common share in the Company at a price of $0.45 at any time up to, and including, August 26, 2010, subject to certain vesting conditions.

Internal control over financial reporting

The Company had effective disclosure controls and procedures and internal control over financial reporting during the period.

Forward-looking statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in forward-looing statements.

BY ORDER OF THE BOARD

"Mervyn Jacobson"   *"Thomas G. Howitt"*

DR. MERVYN JACOBSON   MR. THOMAS G. HOWITT
Chairman, Director and CEO   *President, Director, Secretary and CFO*

3

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Dr. Mervyn Jacobson, being a Director, Chairman and CEO of Gtech International Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resources Limited (the issuer) for the three-month period ended July 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: September 22, 2005

DR. MERVYN JACOBSON
Chairman, Director and CEO
Gtech International Resources Limited

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Thomas G. Howitt, being a Director, President, Secretary and CFO of Gtech International Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resources Limited (the issuer) for the three-month period ended July 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: September 22, 2005

[signature]

MR. THOMAS G. HOWITT
President, Director, Secretary and CFO

Gtech International Resources Limited